Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Financial Statements
For The Three and Nine Months Ended September 30, 2005
(expressed in Canadian dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis, prepared as of October 31, 2005, provides information that management believes is relevant to an assessment and understanding of the Company’s interim consolidated financial condition as at September 30, 2005 and the results of its operations and cash flows for the three-month and nine-month periods then ended. The discussion should be read in conjunction with the previously issued discussion and analysis and the Company’s December 2004 annual audited consolidated financial statements, including the notes thereto, which are prepared in accordance with generally accepted accounting principles in Canada.

The Audit Committee of the Board of Directors of the Company, consisting of three independent directors, has reviewed this document pursuant to its mandate and charter.

This discussion and analysis may contain forward-looking statements that involve inherent risks and uncertainties. The Company’s actual results may differ significantly from those anticipated in the forward-looking statements and readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly release the results of any revisions to forward-looking statements that may be made to reflect events or circumstances after the above-stated date or to reflect the occurrence of unanticipated events.

DESCRIPTION OF THE BUSINESS AND
SUMMARY OF RECENT ACTIVITIES

Viceroy Exploration Ltd (“Viceroy” or the “Company”) is a mineral exploration stage company with five 100% owned gold exploration properties in Argentina. The principal focus of the Company is the continued exploration and development of its Gualcamayo gold property in San Juan province, Argentina, which property currently consists of three main zones of mineralization. A previously reported independent resource estimate of the three main zones of approximately 1.4 million ounces Measured and Indicated and 0.6 million ounces Inferred has been identified in an updated technical report prepared by a qualified person which report was SEDAR filed December 8, 2004.

The Company believes that continuing positive results from the ongoing second phase drill program, which began in December 2004 will convert existing Inferred resources to Measured and Indicated and will significantly expand the current resource base. An aggressive regional exploration program is also being carried out within the Gualcamayo property which has identified several new drill targets and areas of interest. Technical, engineering and mine design studies are currently underway in preparation for a feasibility study planned for the 2005 fourth quarter and completion by mid-year 2006. The Company is in the process of building the team as the project progresses through feasibility and a production decision. As at September 30, 2005, Viceroy has in excess of $26.6 million in cash, substantially all of which is available to advance the Gualcamayo project.

In June 2005, the farm-out agreement on the Company’s Las Flechas property was continued for the second year.

During the nine months ended September 30, 2005:

-

in January 2005, AMEC Americas Limited completed a Preliminary Economic Assessment on the Gualcamayo property’s main zone of mineralization which reported robust economics and which provided the Company with direction for future exploration which has begun with drilling of new target areas concurrent with infill, geotechnical and metallurgical drilling. The Company has proceeded with further drilling and additional engineering studies incorporating the three main zones of mineralization of the property;

-

based on positive results from the ongoing exploration program on the property and from the Gualcamayo-Salamanca regional program, both were accelerated resulting in an increase in budget and personnel; an aeromag survey has been commissioned for the fourth quarter;

-

the second phase drill program continued, adding a second diamond drill in the second quarter and a reverse circulation drill in the third quarter, in total completing 76 drill holes since the program began in December 2004 for a total 16,000 metres including 33 holes in the third quarter for a total 8,323 metres. Progress of the drill program continues to be behind plan due in part to rig availability and delays in replacement parts; an additional rig, which is to be track mounted, has been ordered for the site for the fourth quarter;

-

the Company awarded a contract to prepare an Environmental Impact Statement intended to define and coordinate environmental impact statement work in order that required environmental, construction and mining permits can be obtained as needed; the Company has hired an experienced environmental permitting supervisor to co-ordinate this activity;

-	metallurgical test-work continued which indicates that the bulk of the ore is readily amenable to cyanide leaching;
-	construction of a second camp including a kitchen was completed which combined camps can accommodate 100-110 persons;
-	construction of a permanent access road to the project began which will significantly reduce travel time when it is completed in the 2006 first quarter;
-	the Company listed on the Toronto Stock Exchange from the TSX-Venture Exchange; and
-	a bought deal financing was completed, netting the Company $17.3 million in cash.

RESULTS OF OPERATIONS

For the three months ended September 30, 2005 (the “2005 third quarter”) as compared to the three months ended September 30, 2004 (the “2004 third quarter”):

Loss For The Period:

Being in the exploration stage, the Company does not have revenues from operations and, except for income from its cash and cash equivalents, relies on equity funding by investors for its continuing financial liquidity. The principal focus of the Company is the continued exploration of its Gualcamayo gold property in Argentina. In support of this activity, for the 2005 third quarter, the Company had a loss of $75,071 as compared to a loss of $673,637 for the 2004 third quarter. A significant component of operating expenses in the 2004 third quarter is $392,900 of stock-based compensation recorded at fair value at the time the options were granted. One option was granted in the 2005 third quarter for 125,000 shares that vested October 18, 2005.

The Loss Before The Following in the 2005 third quarter is $304,521 as compared to $220,235 in the 2004 third quarter excluding stock-based compensation. The relative increase in spending is in line with the overall increase in project activity and includes an additional staff member at corporate headquarters. Also in the 2005 third quarter, the $18.7 million bought deal financing, pre-share issuance costs, was completed and Company representatives attended two investment conferences in North America.

Capitalized Exploration Expenditures:

In the 2005 third quarter, $2,911,029 was spent, substantially all on the Gualcamayo property, primarily continuing the second phase drill program and project related activities including completion of a second camp and kitchen on site and the start of construction on an access road to the site, as compared to $877,031 spent on the Gualcamayo property in the 2004 third quarter primarily completing the first phase exploration program. Included in cumulative deferred exploration expenditures at September 30, 2005 is $1,068,282 of Argentine value added tax. In September 2005 the Company filed application to recover value added tax on eligible exploration expenditures incurred. Any amount rebated will be recorded on an as received basis.

Cash Flows:

Cash used in operating activities in the 2005 third quarter is $113,076 as compared to cash used in the 2004 third quarter of $225,946. The relative net decrease is substantially a result of additional interest income from the recent financing.

Cash used in investing activities in the 2005 third quarter of $2,339,994 is substantially all for capitalized exploration expenditures on the Gualcamayo property, primarily relating to the continuing second phase drill program and project related activities referred to above. In the 2004 third quarter, cash of $1,283,513 was used for capitalized exploration expenditures substantially all on the Gualcamayo property.

Cash from financing activities in the 2005 third quarter of $17,679,293 is comprised of the $17,315,849 net cash from the bought deal financing and $363,444 from the partial exercise of stock options and warrants as compared to $111,544 in the 2004 third quarter on the partial exercise of stock options and warrants. Deducted from the gross proceeds received on the bought deal financing was a $1,121,250 underwriters’ fee (6%) and $282,832 of expenses.

In summary, for the 2005 third quarter, total cash and cash equivalents increased by $15,226,223 to $26,634,205 as compared to a decrease in total cash and cash equivalents for the 2004 third quarter of $1,397,915 to $4,138,979.

For the nine months ended September 30, 2005 as compared to the nine months ended September 30, 2004:

Loss For The Period:

For the nine months ended September 30, 2005, the Company had a loss of $1,936,019 as compared to a loss of $1,719,185 for the nine months ended September 30, 2004. A significant component of operating expenses in these periods is stock-based compensation recorded at fair value at the time the options were granted which is $1,092,697 and $952,935, respectively.

The Loss Before The Following in the nine months ended September 30, 2005, excluding stock-based compensation, is $1,229,446 as compared to $791,710 in the nine months ended September 30, 2004. The relative increase in spending, in addition to overall increased activity, is primarily due to the $152,200 fee to list on the TSX and the increase in investor relations expense, primarily analysts’ visits to the property and travel. In the nine months ended September 30, 2005, Company representatives attended seven investment conferences in North America.

Capitalized Exploration Expenditures:

In the nine months ended September 30, 2005, $6,061,684 was spent substantially all on the Gualcamayo property primarily continuing the second phase drill program and project related activities including completion of a second camp and kitchen on site and the start of construction on an access road to the site. In the nine months ended September 30, 2004, $2,754,061 was spent on Gualcamayo, including $42,962 for the purchase of adjacent land and $2,711,099 for exploration, primarily related to the first phase exploration program. Included in cumulative deferred exploration expenditures at September 30, 2005 is $1,068,282 of Argentine value added tax. In September 2005 the Company filed application to recover value added tax on eligible exploration expenditures incurred. Any amount rebated will be recorded on an as received basis.

Cash Flows:

Cash used in operating activities in the nine months ended September 30, 2005 is $1,007,131 as compared to cash used in the nine months ended September 30, 2004 of $884,682. The relative net increase is in line with the increase in the above-described spending reduced in part as a result of additional interest income from the recent financing.

Cash used in investing activities in the nine months ended September 30, 2005 of $5,162,449 is substantially all for capitalized exploration expenditures on the Gualcamayo property primarily relating to the continuing second phase drill program and project related activities referred to above. In the nine months ended September 30, 2004, cash of $2,621,153 was used in investing activities, substantially all for capitalized exploration expenditures on the Gualcamayo property.

Cash from financing activities in the nine months ended September 30, 2005 of $18,304,801 is comprised of $17,283,418 net cash from the bought deal financing and $1,021,383 from the partial exercise of stock options and warrants as compared to $2,927,784 in the nine months ended September 30, 2004 from the partial exercise of stock options and warrants. Deducted from the gross proceeds received on the bought deal financing was a $1,121,250 underwriters’ fee (6%) and $282,832 of expenses.

In summary, for the nine months ended September 30, 2005, total cash and cash equivalents increased by $12,135,221 to $26,634,205 as compared to an decrease in total cash and cash equivalents for the nine months ended September 30, 2004 of $578,051 to $4,138,979.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected unaudited consolidated information for the Company for the most recent eight quarters.

	Quarter Ended
	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,
	2005	2005	2005	2004	2004	2004	2004	2003
	$	$	$	$	$	$	$	$
Capitalized
property
acquisition and
exploration costs	2,911,029(1)	1,826,823(1)	1,323,832(1)	797,405(1)	877,031(1)	1,470,588(1)	406,442(2)	229,013(1)
Revenue(3)	-	-	-	-	-	-	-	-
Loss from
operations	75,071	557,240	1,303,708(9)	658,536(8)	673,637(7)	466,183(6)	579,365(5)	1,115,063(4)
Basic and
diluted loss per
share	(0.00)	(0.02)	(0.04)	(0.02)	(0.02)	(0.02)	(0.02)	(0.06)

(1)	consists entirely of capitalized property exploration costs
(2)	comprising capitalized $42,962 land purchase cost and $363,480 property exploration costs
(3)	the Company is in the exploration stage and has no revenues
(4)	includes $866,774 stock based compensation
(5)	includes $397,115 stock-based compensation
(6)	includes $162,920 stock-based compensation
(7)	includes $392,900 stock based compensation
(8)	includes $230,150 stock-based compensation
(9)	includes $1,092,697 stock-based compensation

The Company’s interim consolidated financial statements have been prepared in accordance with established standards in Canada for interim financial statements and all amounts are expressed in Canadian dollars unless otherwise indicated.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2005 as compared to as at December 31, 2004:

As at September 30, 2005, the Company has cash and cash equivalents of $26,634,205 as compared to cash and cash equivalents of $14,498,984 as at December 31, 2004, an increase of $12,135,221. Working capital at September 30, 2005 is $25,806,762, substantially all of which is available to advance the Gualcamayo project.

As of the October 31, 2005 date of this discussion and analysis, the quoted price of the Company’s common shares on the TSX significantly exceeded the exercise prices of all but one option which is for 125,000 shares of the Company’s outstanding warrants and stock options granted. If all outstanding warrants and options were exercised excepting the option referred to, a total 5,887,063 common shares would be issued for cash proceeds of $13,103,023. The outstanding warrants for 2,947,063 shares expire December 6, 2006 and would realize cash proceeds of $8,104,423.

The Company considers its existing funds to be sufficient in order to carry out planned activities on the property that are described elsewhere in this document as well as for property maintenance requirements and administrative overhead for at least the next fifteen months. Development of the project beyond feasibility will require additional equity and possible debt financing both of which involve significant risks. The Company continues to target the 2005 fourth quarter to begin the feasibility study and 2006 for a possible production decision.

The functional currency of the Company is the Canadian dollar and to date funding has been raised in Canadian dollars. Included in cash and cash equivalents at September 30, 2005 is $360,807 and $510,760 denominated in US dollars and Argentine pesos, respectively, which are subject to foreign currency rate fluctuations. In conducting its business, the Company makes payments as appropriate from time to time in each of these three currencies. Accordingly, as planned increases in spending on the Gualcamayo property materialize, the Company will be subject to foreign currency rate fluctuations in future between the Canadian dollar and these currencies.

The other external factors and circumstances regarding the financial condition of the Company which were provided in the discussion and analysis for the year ended December 31, 2004 are substantially unchanged as at September 30, 2005.

DISCLOSURE OF SHARE DATA AS AT OCTOBER 31, 2005

i.

shares authorized:
an unlimited number of common shares without par value
an unlimited number of first preferred shares without par value an unlimited number of second preferred shares without par value

ii.	shares issued and outstanding:

41,840,120 common shares with a recorded value of $44,493,376

iii.	warrants and stock options outstanding:

	Number		Exercise Price	Date of Expiry
			$
Stock Options	40,000		1.35	December 17, 2005
	100,000		0.50	September 12, 2008
	750,000		1.25	December 3, 2008
	150,000		1.35	January 12, 2009
	200,000		1.25	February 1, 2009
	23,000		1.26	March 25, 2009
	150,000		1.27	April 2, 2009
	20,000		0.93	June 10, 2009
	450,000		1.57	September 13, 2009
	200,000		2.25	October 21, 2009
	827,000	(1)	2.46	January 31, 2010
	30,000	(2)	2.52	February 25, 2010
	125,000	(3)	3.24	August 15, 2010
	3,065,000

Warrants	2,947,063		2.75	December 6, 2006

	6,012,063

(1)	one option for 60,000 shares is subject to vesting at 5,000 shares per month from January 31, 2005; one option for 50,000 shares is subject to vesting at 4,167 shares per month from January 31, 2005
(2)	subject to vesting at 5,000 shares per month
(3)	subject to vesting October 18, 2005

iv.	bonus shares

Subject to specific performance goals being achieved and all further necessary approvals at the time of issuance, the granting of a total of 30,000 bonus shares have been approved in principle by the directors of the Company for issuance among three individuals, pursuant to the 2005 Stock Option and Share Compensation Plan.

OTHER INFORMATION

(a)	critical accounting estimates:

Exploration property costs – The Company records its interest in exploration properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administrative costs are expensed in the period they are incurred. Management regularly reviews the net carrying value of each mineral property, and where management believes that the carrying value cannot be recovered, the carrying value is written down to fair value.

Stock-based compensation – Management is required to make significant estimates about future volatility and the period in which stock options will be exercised. The selection of the volatility factor, and the estimate of the period in which an option will be exercised will have a significant impact on the costs recognized for stock-based compensation. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of volatility which will be experienced in the future. Management assumes that stock options will remain unexercised until immediately prior to their expiry date, which may not be the case.

(b)	related party transactions:

During the nine months ended September 30, 2005, a total $335,784 in cash compensation pursuant to consulting service arrangements was paid or was payable to the Company’s four officers, two of which are also directors of the Company. This amount excludes compensation paid or payable beginning the month of June 2005 in the case of two of the officers for amounts as salaries pursuant to employment agreements made effective June 1, 2005.

During the nine months ended September 30, 2005, stock options were granted to the above-referred four officers for a total 300,000 common shares having a recorded fair value of $382,533 and to the other five directors of the Company for a total 250,000 common shares having a recorded fair value of $318,778.

(c)	changes in accounting policies, including initial adoption:

	i.	consolidation of variable interest entities

Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities, which requires consolidation of entities in which the Company has a controlling financial interest. The Company has determined that it has no variable interest entities.

	ii.	financial instruments – recognition and measurement, hedges, and comprehensive income

Effective January 1, 2005, the Company elected early adoption of the new accounting standards for Financial Instruments – Recognition and Measurement, Hedges, and Comprehensive Income.

Financial instruments other than trade receivables, trade payables and certain other financial liabilities including long-term debt are recorded at fair value, not historical cost. If a financial instrument is measured at fair value, changes in its fair value are recognized in operations in the period in which they occur except for investments, and possibly certain other assets, designated as being “available for sale”. Changes in the fair value are recorded directly in shareholders’ equity in a special account called “other comprehensive income” until the asset disappears or is impaired. At that time, the gains and losses are recycled to the operations statement. The result of applying this standard is that income from these investments will be reported in the operations statement as if the assets were accounted for at historical cost.

There is no impact on these interim consolidated financial statements resulting from the early adoption of the above-described new accounting standards.

(d)	operating lease obligations:

	Payments Due by Period
		Less than	1 – 3
	Total	1 Year	Years
	$	$	$
Vancouver office	152,775	73,332	79,443
Argentina office	24,000	9,600	14,400

Total	176,775	82,932	93,843

(e)	SEDAR

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and the Company’s website at www.viceroyexploration.com.

(f)	Annual Information Form:

The Company’s 2004 Initial Annual Information Form is available for viewing on SEDAR at www.sedar.com.

C O R P O R A T E   D A T A

DIRECTORS	SHARES LISTED	LEGAL COUNSEL
David Black	VYE – TSX	DuMoulin Black
Richard Colterjohn	VCRYF – OTC	595 Howe Street, 10th Floor
Eric Cunningham		Vancouver, BC V6C 2T5
Patrick Downey	CAPITALIZATION
Michael Halvorson	Issued: 41,840,120	REGISTRAR AND
Robert Matthews	Common Shares	TRANSFER AGENT
Ronald Netolitzky	(at October 31, 2005)	Computershare Trust
Company of Canada
OFFICERS	HEAD OFFICE	100 University Ave., 11th Floor
Ronald Netolitzky	700 West Pender Street, Suite 520	Toronto, Ontario M5J 2Y1
Chairman of the Board	Vancouver, BC V6C 1G8
	Tel: 604-669-4777	510 Burrard Street, 2nd Floor
Patrick Downey	Fax: 604-696-0212	Vancouver, BC V6C 3B9
President and CEO	www.viceroyexploration.com
AUDITOR
John Fairchild, C.A.	SAN JUAN OFFICE	PricewaterhouseCoopers LLP
Chief Financial Officer	San Luis 235 Oeste	250 Howe Street, Suite 700
	(5400) San Juan, Argentina	Vancouver, BC V6C 3S7
Michele Jones	Tel: (011) 54-264-421-1573
Corporate Secretary	Fax: (011) 54-264-427-4136

Cautionary Notes

These materials contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Other than statements of historical fact, all statements in this material, including , without limitation, statements regarding potential mineralization and resources, estimated or potential future production, potential ranking gold producers, and future plans and objectives of the Company, are forward-looking statements that involve various known or unknown risks, uncertainties and other factors including, but not limited to, comments regarding predictions and projections. The use of any of the words "expects", "plans", "anticipates", "intends", "may", "will", should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Management believes the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in these materials should not be unduly relied upon. These statements speak only as of the date hereof. There can be no assurance that such statements will prove accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, actual results of current exploration activities, conclusions of any scoping, pre-feasibility, feasibility studies, changes in project parameters and future metal price, as well as the factors and risks discussed in the Company’s documents filed from time to time with the Toronto Stock Exchange, Canadian securities regulators and other regulatory authorities. The forward-looking statements contained in these materials attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this cautionary note.